Exhibit 16.1

March 19, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for FairPoint Communications, Inc. (“FairPoint”) and, under the date of February 28, 2008, we reported on the consolidated financial statements of FairPoint as of and for the years ended December 31, 2007 and 2006, and the effectiveness of internal control over financial reporting as of December 31, 2007.  On March 18, 2008, we were dismissed. We have read FairPoint’s statements included under Item 4.01 of its Form 8-K dated March 18, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with FairPoint’s statements that the change was approved by the audit committee of the board of directors or any of the statements made in Section 4.01 related to New Independent Public Accounting Firm.

Very truly yours,

/s/ KPMG LLP